July 29, 2009

Via EDGAR
Ms. Pamela Long
Assistant Director
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	OmniReliant Holdings, Inc. (the “Company”)
Pre-effective Amendment No. 2 to Registration Statement on Form S-4 Filed June 18, 2009
File No. 333-157256

Dear Ms. Long:

We have reviewed the comments contained in your letter dated July 2, 2009 and submit the following responses.

General

1.
Disclosure on the front cover page of the proxy statement/prospectus and elsewhere indicates that the total merger consideration is fixed at 13 million shares of OmniReliant's Series E preferred stock which are to be distributed pro rata among the holders of Abazias' issued and outstanding common stock, with fractional shares to be rounded up. Please revise your cover page and similar disclosures elsewhere in the document to indicate that the additional 1,000 shares of Series E preferred stock are being registered to cover the rounding of fractional shares.

Answer:

The Registration Statement has been amended to include disclosure regarding the additional 1,000 shares of Series E Preferred Stock that are being registered to cover the rounding of fractional shares.

2.
Examples about the adjusted conversion price throughout the proxy statement/prospectus are inconsistent. For example, page 9 makes reference to 13,001,000 shares of Series E preferred stock on which its calculation is based whereas page 10 makes reference to 13 million shares of Series E preferred stock on which its calculations are based. Please revise so that examples about the adjusted conversion price are consistent throughout the proxy. statement/prospectus.

Answer:

The Registration Statement has been amended to accurately reflect that calculations are based on 13,000,000 shares of Series E Preferred Stock.

3.
It is unclear how the calculations for examples about the adjusted conversion prices were made. For example, the calculation on pages 9 and 45 states that if the market price is $1.01, the conversion price will be $0.84 and the 13,001,000 shares of Series E preferred stock will be equivalent to 15,446,773 shares of OmniReliant's common stock. Using the assumed market price of $1.01, we calculate that the 13,001,000 shares of Series E preferred stock will be equivalent to 15,447,381 shares of OmniReliant's common stock. Please revise or advise.

Answer:

The difference that you’ve encountered is resulting from truncation of the disclosed $0.84 conversion price. We have corrected the calculations so that readers may compute the number of equivalent common shares based on the merger consideration of 13,000,000.

4.
We note your response to prior comment 4. In addition to disclosing the terms of the transaction in which you purchased 50% of Strathmore's issued and outstanding common stock, please disclose how you intend to account for this transaction.

Answer:

We have provided the additional disclosure in Note 13 to our unaudited Consolidated Financial Statements as of March 31, 2009.

Cover page

5.
We note your response to prior comment 12 on the cover page regarding the adjustment to the conversion price of the Series E Preferred Stock. If, in response to this comment, you wish to illustrate the number of shares of common stock into which the Preferred Stock is convertible by including this information on the cover page, please consider using a bullet — point or other easy to read format, with the more detailed textual disclosure to follow in the body of the prospectus.

Answer:

The Cover Page to the Registration Statement has been revised to disclose relevant information in tabular format.

Comparative Per Common Share Data, page 9

6.           Please also present the historical, pro forma, and equivalent pro forma income statement information for the year ended June 30, 2008. Please correspondingly revise your presentation on pages 37 and 40.

Answer:

We have revised the information to provide the historical, pro forma and equivalent pro forma information.

Q: What is the proposed transaction?, page 10

7.	We assume the reference to the attached agreement and plan of merger as Exhibit A rather than as Appendix A is inadvertent. Please revise.

Answer:

The Registration Statement has been revised to correct the inadvertent use of the term “Exhibit A” rather than “Appendix A”.

Abazias, Inc. Selected Historical Financial Data, page 16

8.	Please also provide selected historical financial data as of and for the three month period ended March 31, 2009.

Answer:

We have revised the information to provide the required information.

Pro Forma Financial Statements

Notes to the Unaudited Condensed Consolidated Pro Forma Financial Information

Note 2. Purchase Accounting, page 24

9.	There appears to be a typographical error in the table showing the components of the preliminary purchase price on page 27. Please revise as necessary.

Answer:

We have corrected the table in our amended filing.

Note 6. Pro Forma Adjustments, page 32

10.
We note your response to prior comment 20. We remind you that Rule 11-02(b)(5) of Regulation S-X states that material nonrecurring charges or credits and related tax effects which result directly from the transaction and which will be included in your income within the 12 months succeeding the transaction shall be disclosed separately and not considered in your pro forma statements of operations. These nonrecurring items should continue to be presented as adjustments on your pro forma balance sheet. In this regard, it is not clear why you have reflected the preferred stock accretion as a pro forma adjustment in the pro forma statements of operations. Please advise or revise your pro forma statements of operations to remove these pro forma adjustments and disclose this fact in the pro forma footnotes.

Answer:

We have revised the pro forma statement of operations information to exclude the accretion of the Series E Preferred Stock and have disclosed its non-recurring nature in the pro forma footnotes.

11.
As disclosed on page F-120 of the financial statements of Abazias, Inc., you entered into a $100,000 secured convertible note payable with Abazias, Inc. Please tell us why this note payable is not reflected as part of adjustment (d), or revise as necessary.

Answer:

We have corrected the elimination entry in the pro forma financial information to include the additional $100,000 invested in Abazias.

Comparative Historical and Pro Forma Financial Information and Per Share Data, page 37

12.
We note your response to prior comment 26. Given that you are continuing to present both basic and diluted EPS amounts, please further clarify that for purposes of computing the income (loss) per equivalent common share amounts you assumed that the Series E preferred stock being given to Abazias shareholders was converted into common stock. Please also correspondingly revise your disclosures on pages 9 and 40.

Answer:

We have revised the disclosures to state that the calculations assume that the Series E Preferred is converted into common.

Responze TV Loan Agreement, page 52

13.	As appropriate, continue to update the disclosure concerning the status of the lawsuit pending in the Supreme Court State of New York, County of New York.

Answer:

The Registration Statement has been revised to disclose the new return date for the motion to dismiss as July 31, 2009.

Net Loss, page 56

14.
Refer to prior comment 38. As requested previously, clarify that the net loss amounted to $(15,403,790) for the year ended June 30, 2008 and $(39,567,693) for the period from inception to June 30, 2008 rather than to June 30, 2007.

Answer:

The Registration Statement has been revised to include the proper year.

Background of the Merger, page 78

15.
Refer to prior comment 4O.  Disclose the estimated projection of Abazias' future sales that resulted from the oral analysis of projected financial results. Notwithstanding that this information was not provided in writing, material information that Abazias' shared with Omnireliant should also be disclosed to shareholders in connection with their investment decision.

Answer:

The Registration Statement has been amended to disclosure the estimated projection of Abazias’ future sales that resulted from the oral analysis of projected financial results.

Material United States Federal Income Tax Consequences, page 85

16.	Identify OmniReliant's counsel rendering the tax opinion that the merger will constitute a tax free reorganization under Section 368(a) of the Internal Revenue Code.

Answer:

Page 87 of the Registration Statement has been revised to include the name of OmniReliant’s counsel rendering the tax opinion.

17.
We note that this section refers to "Series E zero coupon preferred stock" while the title of the securities you are registering and to which you refer elsewhere in the registration statement is "Series E Preferred Stock". Please revise for consistency throughout your document.

Answer:

The Registration Statement has been revised to consistently refer to the securities as “Series E Preferred Stock”.

Employment Agreements, page 92

18.	Since the two year term of Mr. Paul Morrison's executive employment agreement expired on October 31, 2008, please update the disclosure.

Answer:

The Registration Statement has been revised to reflect the automatic two year renewal in Mr. Morrison’s contract.

Transactions with Related Persons, Promoters and Certain Control Persons, page 94

19.	It is unclear whether the disclosure is complete since the second paragraph ends with the phrase "and (c)" Please revise.

Answer:

The “Transaction with Related Persons, Promoters and Certain Control Persons” section of the Registration Statement has been revised and updated in accordance with the Commission’s comment.

Transactions with Related Persons. Promoters and Certain Control Persons, page 98

20.           Disclose whether you believe that the terms of the lease with Mr.
Oscar Rodriguez are no less favorable to Abazias than could be obtained from an unaffiliated third party.

Answer:

The Registration Statement has been revised to reflect that Abazias does not believe that the terms of the lease with Mr. Rodriguez are any less favorable to Abazias than could have been obtained from an unaffiliated third party.

Financial Statements

OmniReliant Holdings

Unaudited Financial Statements

Note 10. Redeemable Preferred Stock, Series F Preferred Stock and Warrant Financing Arrangement, page F-54

21.
We note your response to prior comment 21. Your disclosures indicate that the warrants are only redeemable for cash and other assets in the event of a fundamental transaction involving either (i) a merger or consolidation, (ii) a sale of all or substantially all assets, (iii) a tender offer is completed, or (iv) a reclassification of the common stock or any compulsory share exchange pursuant to which the common stock is effectively converted into or exchanged for other securities, cash, or property. Please clarify whether the merger with Abazias, Inc. would qualify as a fundamental transaction. Please also clarify whether the warrants are puttable or whether the shares subject to the warrants are puttable. In evaluating FSP FAS 150-1, please tell us what consideration you gave to Example 6 of this FSP. Please specify the specific paragraph of SFAS 150 that led you to determine that these warrants should be classified as liabilities.

Answer:

Our acquisition of Abazias does not qualify as a fundamental transaction as defined in the Series E Warrants that were issued in the Series F Preferred and Warrant Financing Arrangement.

The warrant is puttable to the Company.

We view Example 6 of the FSP, related to contingently puttable warrants, consistently with the last sentence of the second paragraph of the FSP, which states, in part, applying paragraph 11 [of SFAS 150] does not involve making any judgments about the predominance among obligations or contingencies. The example provided that if the possibility that both the building will not be completed and the put will be exercised is judged to be predominant, the put warrant would be recognized as a liability. In the case of our warrants, if the possibility that both the fundamental transaction will occur and the put will be exercised is judged to be predominant, the put warrant would be recognized as a liability.

The possibility of a merger or change in control that qualifies as fundamental transaction is possible, and we further note other context (e.g. EITF D-98) that explicitly places change in control events outside of management’s control, which we view as an important consideration; that being, an event outside management’s control would likely have a greater possibility that an event within management’s control. Since the put occurs automatically upon a fundamental transaction and, as mentioned, a change in control is possible, we judge the conditions to be predominant and, therefore, the warrants required liability classification.

Although example 6, above, refers to paragraph 12, the FSP is an interpretation of paragraph 11 of SFAS 150 and that is the specific paragraph (as interpreted by the FSP) that led us to determine that the warrants required liability classification.

Abazias, Inc.

Balance Sheet, page F-131

22.	It appears that this balance sheet may have inadvertently been included on this page. Please advise or remove as necessary.

Answer:

The balance sheet has been removed.

Exhibit 5.1

23.	The opinion should include:

• The 1,000 shares of Series E preferred stock being registered to cover the issuance of additional shares resulting from the rounding up of fractional shares.

• The 26,002,000 shares of common stock underlying the Series E preferred stock issuable to holders of Abazias' common stock that are being registered.

In addition, counsel should refer to the Series E Preferred Stock, rather than Series E Zero Coupon Preferred, consistent with the name of the securities being registered.

Answer:

The opinion has been revised to accurately reflect the securities being registered.

Exhibit 99.1

24.	Refer to prior comment 58. As requested previously, identify the form as preliminary as required by Rule 14a-6(e) (1) of Regulation 14A. See also Rule 14a-4 of Regulation 14A.

Answer:

Exhibit 99.1 has been revised and is now identified as preliminary.

Exhibit 99.2

25.
We note that you filed a form of tax opinion. An executed tax opinion must be filed before the registration statement's effectiveness. Please revise, and file the opinion as Exhibit 8 to the registration statement, consistent with Item 601(b) (8) of Regulation S-K.

Answer:

The Tax Opinion has been categorized as Exhibit 8, in accordance with the Commission’s comment.

26.
We note the statement "The opinions set forth herein are as of the date hereof, and we undertake-no obligations to update these opinions..." Since the tax opinion must speak as of the date of the registration statement's effectiveness, please delete the statement. Alternatively, file an updated tax opinion immediately before the registration statement's effectiveness.

Answer:

The tax opinion has been revised in accordance with the Commission’s comment.

27.	Counsel must consent to:

• The proxy statement/prospectus discussion of the tax opinion.

• The reproduction of the tax opinion as an exhibit.

• Being named in the proxy statement/prospectus.

Please revise.

Answer:

The tax opinion has been revised in accordance with the Commission’s comment.

*****

We appreciate your timely consideration of these matters in your review of the filing referenced above. If you or others have any questions or would like additional information, please contact me or Tara Guarneri-Ferrara at (212) 930-9700.

Very truly yours,

/s/ Darrin M. Ocasio
Darrin M. Ocasio

cc:	Mr. Paul Morrison
OmniReliant Holdings
Chief Executive Officer

Mr. Oscar Rodriguez
Abazias, Inc.
President

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com